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EFFECTIVE AUGUST 23RD, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

February 16, 2005
Date of Report (Date of earliest event reported)

TORVEC, INC.
(Exact name of registrant as specified in its charter)

New York	000-24455	16-1509512
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Powder Mills Office Park, 1169 Pittsford-Victor Rd., Suite 125, Pittsford, New York 14534
(Address of Principal Executive Offices and Zip Code)

(585) 248-0840
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

INFORMATION TO BE INCLUDED IN THE REPORT

SECTION 1 - REGISTRANT'S BUSINESS AND OPERATIONS

Item 1.01 Entry into a Material Definitive Agreement.
Item 1.02 Termination of a Material Definitive Agreement.
Item 1.03 Bankruptcy or Receivership.

SECTION 2 - FINANCIAL INFORMATION
Item 2.01 Completion of Acquisition or Disposition of Assets.
Item 2.02 Results of Operations and Financial Condition.
Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
Item 2.04 Triggering Events That Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.
Item 2.05 Costs Associated with Exit or Disposal Activities.
Item 2.06 Material Impairments.

SECTION 3 - SECURITIES AND TRADING MARKETS
Item 3.01 Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.
Item 3.02 Unregistered Sales of Equity Securities.
Item 3.03 Material Modification to Rights of Security Holders.

SECTION 4 - MATTERS RELATED TO ACCOUNTANTS AND FINANCIAL STATEMENTS
Item 4.01 Changes in Registrant's Certifying Accountant.
Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

SECTION 5 - CORPORATE GOVERNANCE AND MANAGEMENT
Item 5.01 Changes in Control of Registrant.
Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On February 15, 2005, the Board of Directors of the company elected David P. Carlisle as a member of the Board of Directors effective April 1, 2005. At the same meeting, Joseph Alberti submitted his letter of resignation as a member of the Board effective February 15, 2005.

The press release announcing both items immediately follows.

David Carlisle to Join Torvec Board of Directors

David P. Carlisle, Chairman of the Board of Carlisle & Co., management consultants to the global automotive industry, will join the Board of Directors of Torvec, effective April 1, 2005. Carlisle, who is viewed by many as the world's leading automotive consultant, has led engagements in North and South America, Europe, Asia and Australia with nearly every major motor vehicle OEM focusing on such issues as enterprise strategy, program and product development, network design, supply chain optimization, marketing strategies, brand introduction, best practices and performance/operational benchmarking. His client list is more than impressive and includes AM General (Hummer), BMW, Ferrari, Fiat Europe, Ford, Ford Canada, Ford Europe, General Motors, GM Canada, GM Europe, Gulf States Toyota, Harley-Davidson, Honda, Hyundai, Isuzu, Maserati, Mazda (US and Europe), Mid-Atlantic Toyota, Mitsubishi, DaimlerChrysler (US, Canada, Europe), Nissan, Nissan Canada, Peugeot-Citroen

(Europe), Renault (Europe), Saab (US and Europe), Saturn, Southeast Toyota, Subaru of America, Subaru of New England, Toyota (US and Europe), Volkswagen Audi (US and Europe), Volvo (US and Europe), AGCO, Case, New Holland, Caterpillar (US and Europe), Komatsu, and Volvo Construction.

In accepting his position as a Director of Torvec, Carlisle stated, "I am extremely impressed with Torvec's technology portfolio, and I am looking forward as a Director to the contributions this technology will bring to the global automotive industry."

Read D. McNamara, Chairman of the Board of Torvec, remarked, "We are pleased that a man of Mr. Carlisle's stature has agreed to join Torvec's Board. His appointment speaks volumes for our innovative technology, and we view David's election as a validation that Torvec has a very bright future."

Please see Torvec's website (www.Torvec.com) for an extensive presentation of David P. Carlisle's background, experience, philosophy and values which he expects to bring to Torvec's Board of Directors and Management.

The company also announced that Joseph Alberti is retiring as a Director after seven years of service. Alberti was cited by McNamara for "meritorious service to Torvec, a man whose legacy, wise counsel and unflagging support will be missed."

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.
Item 5.04 Temporary Suspension of Trading Under Registrant's Employee Benefit Plans.
Item 5.05 Amendments to the Registrant's Code of Ethics, or Waiver of a Provision of the Code of Ethics.

SECTION 6 - [RESERVED]

SECTION 7 - REGULATION FD
Item 7.01 Regulation FD Disclosure.

SECTION 8 - OTHER EVENTS
Item 8.01 Other Events.

SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS
Item 9.01 Financial Statements and Exhibits.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 16, 2005   Torvec, Inc.
                                                            (Registrant)

                                    By: /S/PHILIP A. FAIN
                                            Philip A. Fain
                                            Secretary and Chief Financial Officer